Report of Independent Registered Public Accounting Firm

To the Shareholders of Envoy Capital Group Inc.:

We have audited the accompanying consolidated financial statements of Envoy Capital Group Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of shareholders’ equity for the years then ended, and the consolidated statements of operations, comprehensive loss and cash flows for the three years ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Envoy Capital Group Inc. as at September 30, 2011 and 2010, and the results of its operations and its cash flows for the three years ended September 30, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 19 in the consolidated financial statements which provides a reconciliation of Canadian generally accepted accounting principles to accounting standards generally accepted in the United States.

December 13, 2011	Chartered Accountants
Toronto, Ontario	Licensed Public Accountants

Envoy Capital Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2011	2010

Assets

Current
Cash		$5,059,650	$8,435,679
Investments held for trading	note 3	3,134,137	6,721,128
Accounts receivable, net of allowance of $nil		78,978	11,170
Prepaid expenses		19,676	209,762
Loans receivable	note 4	1,598,260	-
Assets held for disposal	note 17	-	2,873,110
		9,890,701	18,250,849

Investments	note 3	-	141,006
Real estate	note 5	1,116,000	1,116,000
Property and equipment	note 6	12,150	61,698
		$11,018,851	$19,569,553

Liabilities and Shareholders' Equity

Current
Bank indebtedness	note 7	$-	$780,000
Accounts payable and accrued liabilities		686,339	435,807
Derivatives held for trading	note 8	-	775,318
Liabilities related to assets held for disposal	note 17	-	709,802
		686,339	2,700,927

Minority interest	note 9	-	7,242

Shareholders' equity
Share capital	note 10	8,762,524	8,762,524
Contributed surplus	note 11	30,719,348	29,781,172
Deficit		(29,149,360)	(21,682,312)
		10,332,512	16,861,384
		$11,018,851	$19,569,553

Commitments and contingencies (note 13)
Subsequent events (note 18)

Approved on behalf of the Board:

(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended:		September 30	September 30	September 30
		2011	2010	2009
Net investment gains	note 3	$1,403,189	$1,066,919	333,372
Interest and dividend income	note 3	479,158	46,408	252,605
		1,882,347	1,113,327	585,977
Operating expenses:
Salaries and benefits		1,869,799	1,952,285	2,916,265
General and administrative	note 5	638,764	905,013	1,008,462
Occupancy costs		79,070	114,497	235,275
		2,587,633	2,971,795	4,160,002
Depreciation		17,062	30,371	271,863
Interest expense and financing costs		10,865	31,956	73,840

Goodwill impairment		-	-	2,671,139

Restructuring expense	note 16	6,061,413	2,414,948	-
		8,676,973	5,449,070	7,176,844
Loss before income taxes, minority interest and discontinued operations		(6,794,626)	(4,335,743)	(6,590,867)
Income tax expense - current		-	-	-
- future	note 12	-	-	560,784

Loss before minority interest and discontinued operations		(6,794,626)	(4,335,743)	(7,151,651)
Minority interest	note 9	(7,018)	(3,486)	(3,278)
Loss from continuing operations		(6,787,608)	(4,332,257)	(7,148,373)
Loss on disposal of discontinued operations, net of income taxes	note 17	(396,471)	-	-
(Loss) earnings from discontinued operations, net of income taxes	note 17	(282,969)	189,765	(3,327,437)

Net loss and comprehensive loss		$(7,467,048)	$(4,142,492)	$(10,475,810)

Loss per share
Basic		$(0.93)	$(0.50)	$(1.22)
Diluted		$(0.93)	$(0.50)	$(1.22)
Loss per share - continuing operations
Basic		$(0.85)	$(0.52)	$(0.84)
Diluted		$(0.85)	$(0.52)	$(0.84)
(Loss) earnings per share - discontinued operations
Basic		$(0.08)	$0.02	$(0.39)
Diluted		$(0.08)	$0.02	$(0.39)

Weighted average number of common shares outstanding - basic		8,028,377	8,233,519	8,558,466
Weighted average number of common shares outstanding - diluted		8,028,377	8,233,519	8,558,466

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(7,467,048)	$(4,142,492)	$(10,475,810)
Loss (earnings) from discontinued operations	282,969	(189,765)	3,327,437
Items not involving cash:
Loss on disposal of discontinued operations	396,471	-	-
Depreciation	17,062	30,371	271,863
Minority interest	(7,018)	(3,486)	(3,278)
Impairment of real estate	-	134,100	297,933
Future income taxes	-	-	560,784
Goodwill impairment	-	-	2,671,139
Loss on disposal of property and equipment	32,486	-	-
Gain on sale of investment	(58,994)	-	-
Fair value adjustment of loan receivable	517,352	-	-
Accrued interest and loan fees	(408,945)	-	-
Stock based compensation	938,176	-	-

Net change in non-cash working capital balances:
Accounts receivable	(67,808)	(5,649)	155,042
Prepaid expenses	190,086	48,401	(67,422)
Investments held for trading	3,586,991	(1,566,132)	9,298,472
Accounts payable and accrued liabilities	250,532	91,584	(592,437)
Derivatives held for trading	(775,318)	106,841	668,477
Net cash provided by (used in) operating activities	(2,573,006)	(5,496,227)	6,112,200
Cash flows from financing activities:
Operating line of credit	(780,000)	780,000	-
Long term debt repayments	-	-	(69,599)
Minority interest	(224)	(1,680)	15,686
Share buy back under normal course issuer bid	-	(620,158)	(59,477)
Net cash provided by (used in) financing activities	(780,224)	158,162	(113,390)
Cash flows from investing activities:
Proceeds on sale of subsidiary, net	1,647,463	-	-
Loans receivable	(1,706,667)	-	365,625
Purchase of property and equipment	-	(2,357)	(99,381)
Investment in real estate	-	-	(8,441)
Investments	200,000	49,337	9,657
Net cash provided by (used in) investing activities	140,796	46,980	267,460
Net change in cash from continuing operations	(3,212,434)	(5,291,085)	6,266,270

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2011	2010	2009
Cash flows from discontinued operations
Net cash provided by (used in) operating activities	(60,173)	72,994	3,111,783
Net cash provided by financing activities	44,604	97,504	-
Net cash used in investing activities	(146,096)	(100,092)	(23,154)
Net change in cash from discontinued operations	(161,665)	70,405	3,088,629

Net change in cash	(3,374,099)	(5,220,680)	9,354,899

Cash, beginning of year	8,435,679	13,206,423	4,576,771
Add: cash, beginning of year for the discontinued operations	275,311	725,247	-
Less: cash, end of year for the discontinued operations	(277,241)	(275,311)	(725,247)

Cash, end of year	$5,059,650	$8,435,679	$13,206,423
Supplemental cash flow information:
Interest paid	$20,139	$31,956	$50,660
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars)

				Total
		Contributed		shareholders'
	Share capital	surplus	Deficit	equity
Balance, September 30, 2009	$9,340,990	$29,822,864	$(17,539,820)	$21,624,034
Share repurchases pursuant to normal course issuer bid (notes 10 and 11)	(578,466)	(41,692)	-	(620,158)
Net loss for the year	-	-	(4,142,492)	(4,142,492)
Balance, September 30, 2010	$8,762,524	$29,781,172	$(21,682,312)	$16,861,384
Stock based compensation (note 10)	-	938,176	-	938,176
Net loss for the year	-	-	(7,467,048)	(7,467,048)
Balance, September 30, 2011	$8,762,524	$30,719,348	$(29,149,360)	$10,332,512

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

1.	Nature of Business

Envoy Capital Group Inc. and its subsidiaries (“the Company”), under the Business Corporations Act (Ontario), operated in Canada, the United States and Monaco during the year, providing merchant banking and consumer and retail branding services.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which vary in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). A reconciliation of the significant differences, as applicable to the Company, is included in note 19.

2.	Significant Accounting Policies

	(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at September 30, 2011, 2010 and 2009 are as follows:

	2011	2010	2009	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Envoy Capital Group
Monaco S.A.M.	-	99.8	99.8	Monaco
Watt International Inc.	-	100.0	100.0	Ontario
Watt International (USA) Inc.	-	100.0	100.0	California
1632159 Ontario Ltd.	-	100.0	100.0	Ontario
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware

On September 30, 2011, the Company sold its ownership in Watt International Inc. (“Watt”). As a result, Watt’s operations for 2011, 2010 and 2009 have been presented as discontinued operations and its assets and liabilities have been shown as held for disposal. Previously, the Company was operating as two segments whereas it now currently operates as one.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include discount factors relating to fair value measurements, valuation allowance for future tax assets, collectability of loans receivable, valuation of real estate, estimated useful life of property and equipment, accruals, determination of substantial completion for revenue recognition and provisions for uncollectible accounts. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(c)	Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Computer equipment and software	Declining balance and straight line	30-50% or 3-4 years
Furniture and equipment	Declining balance and straight line	20% or 5 years
Leasehold improvements	Straight line	initial term of lease + 1 option period

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

(d)	Revenue Recognition

Merchant Banking - continuing business:

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

Consumer and retail branding - discontinued business:

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense.

The Company recognized net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit were recognized only when the contract or contract milestone was substantially complete. Anticipated losses were provided for when the estimate of total costs on a project indicated a loss.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit to which goodwill has been attributed is compared to its carrying amount including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(f)	Foreign currency translation

The financial statements of the Company's foreign subsidiaries are translated using the temporal method, whereby the monetary assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are recognized in the results of operations for the year.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

	(g)	Future income taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

	(h)	Earnings per share

The Company calculates basic earnings (loss) per share by dividing net earnings (loss) available to common shareholders for the period by the weighted average number of outstanding common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which takes into account the dilutive effects of outstanding stock options and warrants, if dilutive. A stock option or warrant is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option or warrant.

	(i)	Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.

The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2011:

Cash	Held-for-trading
Investments held for trading	Held-for-trading
Accounts receivable	Loans and receivables
Loan receivable	Loans and receivables
Bank indebtedness	Other financial liability
Accounts payable and accrued liabilities	Other financial liability

Held-for-Trading (“HFT”)

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned and changes in fair value are included in net earnings for the period.

Held-to-Maturity (“HTM”)

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost. The Company currently has no HTM investments.

Available-for-Sale (“AFS”)

AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM or HFT investments. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (“OCI”) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables

Loans and receivables are accounted for at cost, less any allowances, using the effective interest rate method.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

Other financial liabilities

Other financial liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.

Transaction costs

Transaction costs are expensed in the period incurred.

Determination of fair value

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Investments in which the Company has a significant influence are accounted for using the equity method.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

(j)	Comprehensive income

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distribution to shareholders. Other comprehensive income (loss) is defined by revenue, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net income (loss).

(k)	Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard became effective January 1, 2011. Adoption of these new standards had no material impact on the Company.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non- controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards became effective January 1, 2011, and adoption of this new standard did not have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

IFRS is required to be adopted for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company has prepared an opening balance sheet, in accordance with IFRS, as at October 1, 2010. The Company has begun the adoption of IFRS for fiscal 2012. The Company completed a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

As at September 30, 2011, the Company has completed substantially all of its transition plan and has identified the areas of impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company believes the financial impact of the transition to IFRS will be minimal. However, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

3.	Investments

	2011	2010
Investments held for trading
Publicly-traded investments
Equities	$979,547	6,510,492
Derivatives	193,430	210,636
	1,172,977	6,721,128
Privately held investments
Equities	1,961,160	-
Total investments held for trading	$3,134,137	$6,721,128

Investments
Investment in capital pool company	$-	$141,006
Total investments	$-	$141,006

As at September 30, 2011 the portfolio of investments held for trading was invested in marketable securities, including common shares and warrants, as well as investments in private entities that have been designated as held for trading. The specific investments within the portfolio vary depending on market conditions. Private entity investments are valued at the last known trade price. This valuation was further supported by the sale of a portion of the Company’s private equity holdings subsequent to year end. The investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $1,882,347 during fiscal 2011 (2010 - $1,113,327, 2009 - $585,977), after deducting fees and expenses.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

3.	Investments (continued)

At September 30, 2010 Envoy owned approximately a 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence. Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, Envoy sold its shares in Sereno at their original cost of $200,000 in a private transaction. Gains and losses from this investment in 2011, 2010 and 2009 of $58,994, ($49,337) and ($9,657), respectively, were included in investment income.

4.	Loans receivable

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Merus Labs Inc. (“Merus”). The loan bears interest at 12%, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan matures November 10, 2011 and is secured by a promissory note, share pledge agreement and a general security agreement on the assets of Merus

In connection with the loan, the Company received 925,000 units from Merus, each consisting of one common share of Merus and one share purchase warrant granting the Company the right to purchase each common share of Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Merus of $0.37 on the date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees are amortized over the six month term of the loan and are recorded as interest income. $400,806 of interest related to these loan fees and $75,973 of cash interest was recorded in fiscal 2011.

At September 30, 2011, the loan receivable from Merus was valued at $1,248,260. On October 14, 2011, the loan was paid in full, including all accrued interest.

Also, on September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. in the form of a loan receivable in the amount of $350,000. The loan is non-interest bearing and due on demand. $200,000 of this amount was received on November 30, 2011.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

5.	Real estate

The Company currently owns two properties in Toronto, which it had planned to develop for resale. Given market conditions, the Company made a decision not to develop the properties. The Company recorded an impairment loss of approximately $134,000 in fiscal 2010 and $298,000 in fiscal 2009, representing the difference between the carrying value at the time of impairment and the fair value. These impairment losses were included in general and administrative expenses. Book value of the properties approximates fair value, net of disposal costs.

6.	Property and equipment

		Accumulated	Net book
2011	Cost	depreciation	value
Computer equipment and software	$111,985	$111,985	$-
Leasehold improvements	24,300	12,150	12,150
	$136,285	$124,135	$12,150

		Accumulated	Net book
2010	Cost	depreciation	value
Computer equipment and software	$118,172	$111,734	$6,438
Furniture and equipment	71,249	32,999	38,250
Leasehold improvements	24,300	7,290	17,010
	$213,721	$152,023	$61,698

7.	Bank indebtedness

During the year, the Company had access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bore interest at the bank prime rate. Drawings under the credit facility were secured by $2 million of the Company’s investment portfolio. Borrowings under the facility at September 30, 2010 were $780,000. This facility was cancelled by the Company in March 2011.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

8.	Derivatives held for trading

As part of its investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The options were recorded at their fair value (2010 - $775,318), based on quoted market prices. At September 30, 2011, the Company held no put option positions or other derivative liabilities. Gains on losses on derivative instruments have been included in net investment gains for the period.

9.	Minority interest

In February 2011, the Company made a decision to close its foreign subsidiary, Envoy Capital Group Monaco S.A.M. (“ECGM”) and move all assets back to Canada (see note 16 “Restructuring costs”). As part of the local requirements of incorporation, a small interest in the subsidiary was owned by two directors of ECGM who were residents of Monaco. The ownership of 0.2% was reflected in the financial statements as minority interest. In April 2011, the Company sold its ownership in ECGM to the minority holders for $1. No gain or loss was recorded on the transaction.

10.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:
	2011		2010
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of year	8,028,377	$8,762,524	8,558,377	$9,340,990

Common shares cancelled pursuant to repurchase of shares under normal course issuer bid	-	-	(530,000)	(578,466)

Balance, end of year	8,028,377	$8,762,524	8,028,377	$8,762,524

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

(b)	Repurchase of shares

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011. No purchases were made under this issuer bid.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float. In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

Share repurchases were accounted for as reductions in share capital. If the average price paid was more than the average per share value of the outstanding common shares, it was recorded as a reduction of contributed surplus.

(c)	Stock option plan

The Company has reserved 802,838 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry.

On July 26, 2011 the Company granted its directors a total of 600,000 options at the exercise price of $2.00 per share. These options vest immediately and expire on July 25, 2016.

The estimated fair value of the options granted during fiscal 2011, using the Black-Scholes option pricing model, was $938,176 which was expensed fully in the financial statements in fiscal 2011 and has been included as part of contributed surplus in Shareholders’ Equity.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

(d)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2011	2010	2009
Risk-free interest rate	2.0%	N/A	N/A
Volatility factor of the future expected market price of the Company's common shares	124%	N/A	N/A
Weighted average expected life of the options	5 years	N/A	N/A
Expected dividends	Nil	N/A	N/A

Details of the options are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2010	-	-
Options granted	600,000	2.00
Options exercised	-	-
Options cancelled	-	-

Options outstanding, September 30, 2011	600,000	$2.00

Options exercisable, September 30, 2011	600,000	$2.00

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

The range of exercise prices for options outstanding and exercisable options at September 30, 2011 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 2.00	600,000	4.83	600,000

11.	Contributed Surplus

During fiscal 2010, pursuant to the Normal Course Issuer Bid described in Note 10(b), the Company repurchased and cancelled 530,000 common shares at an average price of $1.17 per common share for total cash consideration of $620,158 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $41,692 was recorded as a reduction of contributed surplus.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

12.	Income taxes

Income tax expense for the years ended September 30, 2011, 2010 and 2009 consists of:

	2011	2010	2009

Current	$-	$-	$-
Future	-	-	560,784
	$-	$-	$560,784

The income tax expense (recovery) attributable to the loss differs from the amounts computed by applying the Canadian statutory rates of 28.75% (2010 – 31.0%, 2009 -33.0%) to the loss before income taxes and discontinued operations as a result of the following:

	2011	2010	2009
Income tax recovery at statutory rates	$(2,147,032)	$(1,284,173)	$(2,358,963)
Increase (decrease) in income taxes resulting from:
Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	383,956	44,047	111,541
Change in valuation allowance	(697,636)	(501,263)	(302,145)
Change in estimated timing of reversal of temporary differences	36,482	83,600	94,909
Expired non-capital losses	1,046,032	1,037,561	-
Write-off of goodwill	-	-	1,454,453
Tax rate differential between Canada and foreign jurisdiction	1,398,362	540,282	540,800
Other	(20,164)	79,946	1,020,188
	$-	$-	$560,784

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

12.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2011 and 2010 are presented below:

	2011	2010

Future tax assets:
Capital and non-capital losses	$5,513,124	$6,216,740
Other	77,562	71,582
	5,590,685	6,288,321

Less valuation allowance	5,590,685	6,288,321

Total net future tax assets	-	-

Less current portion	-	-
	$-	$-

At September 30, 2011, the Company has non-capital losses of approximately $18,807,000 available to reduce future years' taxable income, which expire as follows:

2014	$2,249,000
2015	1,641,000
2027	1,411,000
2028	9,157,000
2029	2,176,000
2030	1,200,000
2031	973,000
$18,807,000

The Company has realized net capital losses of approximately $6,490,400 available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

13.	Commitments and contingencies

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$50,100

Rent expense under operating leases for the year ended September 30, 2011 amounted to $82,486 (2010 - $99,033, 2009 - $205,572).

14.	Management of capital

The Company includes the following in its definition of capital:

	2011	2010

Shareholders’ equity comprised of
Share capital	$8,762,524	$8,762,524
Contributed surplus	30,719,348	29,781,172
Deficit	(29,149,360)	(21,682,312)
	$10,332,512	$16,861,384

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

14.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

	(a)	realizing proceeds from the disposition of its investments;

	(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

	(c)	raising capital through equity financings; and

	(d)	purchasing the Company’s own shares for cancellation pursuant to its NCIB.

The Company is not subject to any capital requirements imposed by a regulator or an external party. There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities in the normal course of business as they become due.

15.	Financial instruments

Fair Value

The Company’s carrying value of cash, accounts receivable, investments held for trading, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		2011		2010
Classification	Carrying value	Fair value	Carrying value	Fair value
Held-for-trading	$8,193,787	$8,193,787	$14,393,889	$14,393,889
Loans and receivables	1,677,238	1,677,238	11,170	11,170
Other financial liabilities	686,339	686,339	1,228,207	1,228,207

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$5,059,650	$5,059,650	$-	$-
Investments held for trading	3,134,137	979,547	2,154,590	-
Loans receivable	1,598,260	-	1,598,260	-
	$9,792,047	$6,039,197	$3,752,850	$-

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

At September 30, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$8,435,679	$8,435,679	$-	$-
Investments held for trading	6,721,128	6,529,457	191,671	-
Investments	141,006	141,006	-	-
	$15,297,813	$15,106,142	$191,671	$-

Liabilities:
Derivatives held for trading	$775,318	$775,318	-	-
	$775,318	$775,318	$-	$-

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

	(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, typically comprising less than 10% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

	(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the year ended September 30, 2011 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price
2%	$62,683	$(62,683)
4%	125,365	(125,365)
6%	188,048	(188,048)
8%	250,731	(250,731)
10%	313,414	(313,414)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts. At September 30, 2011, the Company had no outstanding foreign exchange contracts, thus there is no liability associated with these instruments at September 30, 2011. The gains and losses from foreign currency contracts have been included in investment income for the period.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at September 30, 2011 (U.S. dollar 1.0482):

	2011	2010
Denominated in U.S. dollars
Cash	$141,718	$4,238,259
Investments held for trading	16,603	5,417,345
Accounts receivable	-	350,377
Accounts payable	-	(124,539)
Derivatives held for trading	-	(775,318)
Deferred revenue	-	(24,968)
Net assets denominated in U.S. dollars	$158,321	$9,081,157
Denominated in Danish kroner
Investments held for trading	$-	$61,080
Net assets denominated in Danish kroner	$-	$61,080
Denominated in euros
Cash	$-	$(34,668)
Accounts payable	-	(40,892)
Net assets denominated in euros	$-	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the year ended September 30, 2011 from a change in all foreign currencies with all other variables held constant as at September 30, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currency	in foreign currency
2%	$3,166	$(3,166)
4%	6,333	(6,333)
6%	9,499	(9,499)
8%	12,666	(12,666)
10%	15,832	(15,832)

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

	(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.

	(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At September 30, 2011, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

16.	Restructuring expense

On February 10, 2011, the Company announced that the independent members of its board of directors had approved the completion of a restructuring designed to significantly reduce the Company’s corporate structure and associated costs. As part of the restructuring, the Company has transferred all of its assets in Envoy Capital Group Monaco S.A.M. to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company’s profitability over the long-term. The restructuring involved significant changes to executive management. To this effect, the Company recorded and paid a total of $6,061,413 in restructuring expenses in fiscal 2011 relating to severance $5,920,657 and office closure costs $140,756.

As part of a previous restructuring of the Company’s operations, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level. The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities. To this effect, the Company recorded and paid $2,414,948 in restructuring expense in fiscal 2010 relating to severance costs.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

17.	Assets held for sale and discontinued operations

On September 30, 2011, the Company completed the sale of its wholly-owned subsidiary, Watt International Inc. Gross proceeds from the sale were $2,150,000, consisting of $1,800,000 cash paid on closing and a loan receivable for $350,000. The disposition of Watt resulted in a loss on disposal of discontinued operations, net of income taxes, of $396,471.

The balance sheet of Watt International Inc. has been presented as assets held for disposal as follows:

	September 30	September 30
	2011	2010
Assets
Accounts receivable	$-	$2,074,304
Prepaid expenses	-	396,586
Property and equipment	-	402,220
Total assets held for disposal	$-	$2,873,110
Liabilities
Accounts payable and accrued liabilities	$-	$519,342
Deferred revenue	-	92,956
Current portion of capital lease obligations	-	27,326
Long term capital lease obligations	-	70,178
Total liabilities related to assets held for disposal	$-	$709,802

The results of Watt International Inc. have been presented as discontinued operations as follows:

	2011	2010	2009

Net revenue	$7,809,688	$8,447,827	$11,732,473

Operating expenses	7,775,117	7,995,663	12,549,275
Goodwill impairment	-	-	1,736,295
Interest expense	13,884	-	-
Depreciation	303,656	262,399	346,898
Income tax expense	-	-	427,442
Earnings (loss) from discontinued operations	(282,969)	189,765	(3,327,437)
Loss on sale of discontinued operations	(396,471)	-	-
Total	$(679,440)	$189,765	$(3,327,437)

Cash flows from discontinued operations have been presented in the statement of cash flows.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

18.	Subsequent events

On October 10, 2011, the Company entered into a letter of intent with Merus pursuant to which both companies will amalgamate. This Plan of Arrangement for amalgamation will be conditional upon receipt of all required approvals. Pursuant to the Arrangement, all of the outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the amalgamated company (“Amalco”) and all outstanding common shares of Envoy will be exchanged on a 1:1 basis for common shares of Amalco. Upon completion of the Arrangement, the existing shareholders of Envoy will, in the aggregate, hold approximately 50.1% of the issued and outstanding common shares of Amalco on a non-diluted basis and the existing shareholders of Merus will hold approximately 49.9% of the issued and outstanding shares on a non-diluted basis.

On November 9, 2011, the Company entered into a definitive agreement with Merus with respect to the above merger, and on November 24, 2011, the Company advanced Merus US$6,500,000 in contemplation of the merger and the requirement of Merus to fund a license payment due November 30, 2011 for US$9 million. The loan has a term of one year and bears interest at 12% and is secured by a general security agreement on the assets of Merus and a pledge of shares. The loan will be extinguished upon completion of the merger.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Set out below are the material adjustments to net loss for the years ended September 30, 2011, 2010 and 2009 required to conform to US GAAP.

	2011	2010	2009
Net loss and comprehensive loss based on Canadian GAAP	$(7,467,048)	$(4,142,492)	$(10,475,810)
Fair value adjustment on restricted securities (c)	(51,239)	(137,465)	(283,411)
Net loss and comprehensive loss based on US GAAP	$(7,518,287)	$(4,279,957)	$(10,759,221)

	2011	2010	2009
Net loss from continuing operations	$(6,838,847)	$(4,469,722)	$(7,431,784)
Net (loss) earnings from discontinued operations	$(679,440)	$189,765	$(3,327,437)

	2011	2010	2009
Net loss and comprehensive loss attributable to:
Envoy shareholders	$(7,511,269)	$(4,276,471)	$(10,755,943)
Non-controlling interest	$(7,018)	$(3,486)	$(3,278)

	2011	2010	2009
Net (loss) earnings attributable to Envoy shareholders:
Continuing operations	$(6,831,829)	$(4,466,236)	$(7,428,506)
Discontinued operations	$(679,440)	$189,765	$(3,327,437)

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The following table sets forth the computation of basic and diluted net loss per share under US GAAP:

	2011	2010	2009
Net loss per share:
Basic	$(0.93)	$(0.52)	$(1.26)
Diluted	(0.93)	(0.52)	(1.26)
Net loss per share from continuing operations:
Basic	$(0.85)	$(0.54)	$(0.87)
Diluted	(0.85)	(0.54)	(0.87)
Net earnings (loss) per share from discontinued operations:
Basic	$(0.08)	$0.02	$(0.39)
Diluted	(0.08)	0.02	(0.39)

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2011, 2010 and 2009 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2011	2010
Total assets based on Canadian GAAP	$11,018,851	$19,569,553
Fair value adjustment on restricted securities (c)	-	51,239
Total assets based on US GAAP	$11,018,851	$19,620,792

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2011	2010
Shareholders’ equity based on Canadian GAAP	$10,332,512	$16,861,384
Fair value adjustment on restricted securities (c)	-	51,239
Total Envoy shareholders’ equity based on US GAAP	10,332,512	16,912,623
Non-controlling interest	-	7,242
Total equity based on US GAAP	$10,332,512	$16,919,865

Summary of accounting policy differences:

The areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Reduction of capital:

In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit. Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. These reductions in capital are not permitted under US GAAP. While the adjustments have no impact on shareholders' equity, under US GAAP, share capital and deficit would be increased by $50,153,362 as at September 30, 2011 and 2010.

(b)	Revenue:

Under US GAAP, net investment gains and interest and dividend income would be included as investment earnings (as non-operating) in the consolidated statement of operations.

(c)	Investments:

As at September 30, 2011, the Company has categorized certain investments as held-for trading for Canadian GAAP purposes which requires that these investments be accounted for at fair value with changes in fair value through the Statement of Operations.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The Company has held investments in entities which had escrow restrictions imposed by the exchange on which the shares were listed. Under Canadian GAAP the Company recorded these shares at fair value which was determined using valuation techniques to reflect the restriction on these securities. Under US GAAP, those shares which will be released from escrow in less than twelve months are recorded at the quoted market price at the balance sheet date and those shares which will be released from escrow in greater than twelve months are recorded at cost. The result was a combined US GAAP net income differences totalling ($51,239), ($137,465) and ($283,411) in fiscal 2011, 2010 and 2009, respectively, and a difference in total assets at September 30, 2010 and September 30, 2009 of $51,239 and $188,704, respectively.

(d)	Consolidated statements of cash flows:

Under US GAAP, the gain on investment under the equity method in 2011 of $58,994 (2010 – loss of $49,337, 2009 – loss of $9,657) would be included as a non-cash add back to operating activities as opposed to cash flows from investing activities. Under US GAAP, net cash from operating activities would be lower by $58,994 and net cash from investing activities would be higher by the same amount.

(e)	Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board (“FASB”) issued an interpretation, effective for fiscal years beginning after December 15, 2006, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the Company’s tax returns. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The majority of the Company’s tax positions still under potential exposure of tax authority review relate to Canadian taxes. Canadian tax returns are statute barred after three years from the assessment date. The Company has assessed the Company’s tax positions and has determined that it is more likely than not that all tax positions taken will be sustained upon examination based on the technical merits of the positions.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

(f)	Recent accounting pronouncements:

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The Company adopted this guidance in its first quarter of fiscal 2011. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. This standard was effective for the Company in the first quarter of fiscal 2011 and the adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for the Company in fiscal 2012 and should be applied prospectively. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20 an accounting update to provide guidance to enhance disclosures related to the credit quality of a company's financing receivables portfolio and the associated allowance for credit losses ("FASB ASC Topic 310"). Pursuant to this accounting update, a company is required to provide a greater level of disaggregated information about its allowance for credit loss with the objective of facilitating users' evaluation of the nature of credit risk inherent in the company's portfolio of financing receivables, how that

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. The adoption of such standard did not have a material impact on the Company's consolidated financial statements and disclosures.

In December 2010, the FASB issued ASU 2010-28 an accounting pronouncement related to intangibles - goodwill and other ("FASB ASC Topic 350"), which requires a company to consider whether there are any adverse qualitative factors indicating that an impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. The Company will adopt this pronouncement for our fiscal year beginning October 1, 2011. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations ("FASB ASC Topic 815"), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The FASB has issued Accounting Standards Update (ASU) No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU is intended to improve financial reporting of repurchase agreements ("repos") and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The guidance in the ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted.

The FASB has issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification? (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

The FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

20.	Comparative figures

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for 2011.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Robert Pollock	MNP LLP
Suite 301	President and	85 Richmond Street West, Suite 701
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M5H 2C9

Telephone: (416) 593-1212	Andrew Patient	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Priscilla Cheung	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5

DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)

John Campbell	Dave Guebert (Chair)	Peterson Law Professional Corporation
President,	Tim Sorensen	390 Bay Street, Suite 806
Teslin Mines Ltd.	John Campbell	Toronto, Canada M5H 2Y2

	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)

Dave Guebert	John Campbell (Chair)	McMillan LLP
Chief Financial Officer,	Tim Sorensen	Royal Centre
Primary Corp.	Dave Guebert	1055 W. Georgia St., Suite 1500
Vancouver, Canada V6E 4N7
NOMINATING AND CORPORATE
Robert Pollock	GOVERNANCE COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer,
Primary Capital Inc.	Tim Sorensen (Chair)	E-mail: info@envoy.to
	John Campbell	Additional information is
	Dave Guebert	available on our website
Tim Sorensen		at www.envoy.to
President,	TRANSFER AGENT
Primary Capital Inc.		STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1